

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 30, 2009

James T. Holder, Esq.
Senior Vice President and General Counsel
Sykes Enterprises, Incorporated
400 North Ashley Drive
Tampa, FL 33602

> **Re:** **Sykes Enterprises, Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-162729**
> **Filed December 18, 2009**

Dear Mr. Holder:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2009.

Item 22. Undertakings, page II-2

1. We note that in response to prior comment 9, you have added the undertakings from both subparagraphs (i) and (ii) of Item 512(a)(5) of Regulation S-K. Please revise to include only that undertaking applicable to this transaction, or tell us why you believe you may rely on both Rules 430B and 430C.

Signatures

2. Your registration statement does not appear to be signed by your principal financial officer nor your controller or principal accounting officer in his <u>individual capacity</u>. In this regard, we note that W. Michael Kipphut has signed in these capacities, but only on <u>behalf of the registrant</u>. Please revise, or advise. See Instructions 1 and 2 to the Signatures section of Form S-4.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3483. In addition, if you thereafter require assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (813) 229-1660
        Paul R Lynch, Esq.
        Shumaker, Loop & Kendrick LLP